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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                 Commission File Number: 1-4406
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                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K  [x] Form 20-F [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 2004
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk.
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Full Name of Registrant

N/A
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Former Name if Applicable

Jalan Japati, 1
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Address of Principal Executive Office (Street and Number)

Bandung 40133 Indonesia
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[x]* The subject annual report, semi-annual report, transition report on 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*Please refer to disclosure in Part III for a clarification on the ability to file the Form 20-F annual report on or before July 15, 2005.
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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As indicated in its Form 6-K filed on June 24, 2005, Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. ("Telkom") is currently in the process of resolving comments received from the US Securities and Exchange Commission (the "SEC") relating to the SEC's review of Telkom's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 ("2003 20-F").

In the process of its review of Telkom's 2003 20-F, the SEC's Corporate Finance Department had sent a comment letter to Telkom dated December 30, 2004. Telkom responded to these comments on April 25, 2005 and as a part of this response filed Amendment No. 1 to 2003 Form 20-F. By a letter dated June 13, 2005, Telkom received further comments from the SEC.

In addition, as indicated in its Form 6-K filed on June 29, 2005, Telkom is undergoing a reorganization in which a large number of its directors, including its CEO, were replaced by the shareholders at its Annual General Meeting.

Telkom is currently working with its advisors to complete the preparation and review of its Annual Report on Form 20-F for the year ended December 31, 2004 ("2004 20-F") so that its auditor for the year 2004, Siddharta Siddharta & Widjaja (a member firm of KPMG International), will be in a position to allow the inclusion of its auditor's report on Telkom's consolidated financial statements in the 2004 20-F.

As a result of the above matters, it is not feasible for Telkom to complete the preparation and review of its Form 20-F for the fiscal year ended December 31, 2004 and to file by June 30, 2005 without unreasonable effort or incurring unreasonable expenses.

*Although Telkom intends to file its 2004 20-F promptly, Telkom may not be able to meet the filing requirement with the 15-day extension that may be available to Telkom as a result of its filing this Form 12b-25. Nevertheless, Telkom respectfully requests a 15-day extension to its June 30, 2005 Form 20-F filing deadline pursuant to Rule 12b-25 under the Securities Exchange Act of 1934 to provide for the possibility that Telkom is able to file its 2004 20-F by July 15, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this nofication.

            Ashok K. Lalwani           011-65                    6434-2684
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            (Name)                     (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).    Yes [x]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?     Yes [x]   No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In its 6-K filed on May 4, 2005, Telkom released its consolidated financial statements for the year ended December 31, 2004 under Indonesian generally accepted accounting principles ("Indonesian GAAP"). These financial statements disclose significant changes in results of operations from the corresponding period for the last fiscal year under Indonesian GAAP and Telkom refers you to such filing. Telkom anticipates that its net income under US GAAP will increase by approximately 12% in the year ended December 31, 2004 as compared to the year ended December 31, 2003.



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        Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk.
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                   Name of Registrant as specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 30, 2005                   By       /s/ Rinaldi Firmansyah
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                                                  Name:  Rinaldi Firmansyah
                                                  Title:    Director of Finance




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